As filed with the Securities and Exchange Commission on March 19, 2008
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Diamond Management & Technology Consultants, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock
par value $0.001 per share
(Title of Class of Securities)
25269L106
(CUSIP Number of Class of Securities)
Steven R. Worth
General Counsel
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611
(312) 255-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,000,000.00	$1,179.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 5,000,000 shares of common stock of Diamond Management & Technology Consultants, Inc. at the maximum tender offer price of $6.00 per share will be purchased pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.
     ☑      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,179.00.	Filing Party: Diamond Management & Technology Consultants, Inc.

Form or Registration No.: Schedule TO.	Date Filed: February 12, 2008.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     Third-party tender offer subject to Rule 14d-1.
☑     Issuer tender offer subject to Rule 13e-4.
☐     Going-private transaction subject to Rule 13e-3.
☐     Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☑

INTRODUCTION
     This Amendment No. 2 (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2008 (the “Schedule TO”), as amended by Amendment No. 1 thereto filed with the Commission on March 12, 2008 (“Amendment No. 1”), in connection with the offer by Diamond Management & Technology Consultants, Inc., a Delaware corporation (“Diamond”), to purchase up to 5,000,000 shares of its common stock, par value $0.001 per share, at a price not greater than $6.00 nor less than $5.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated February 12, 2008 (the “Offer to Purchase” or, the “Offer”), a copy of which was attached as Exhibit 99.(a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was attached as Exhibit 99.(a)(1)(B) to the Schedule TO (which together constitute the “Tender Offer”).
     The information contained in the Offer and Letter of Transmittal is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11 of the Schedule TO, as amended by Amendment No. 1, is hereby amended and supplemented by adding the following:
     On March 19, 2008, Diamond issued a press release announcing the final results of the Tender Offer, which expired at 12:00 Midnight, New York City time, on March 11, 2008. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO, as amended by Amendment No. 1, is hereby amended and supplemented by adding the following exhibit:
     (a)(5)(C) Press Release, dated March 19, 2008, announcing the final results of the Tender Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2008

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
By:	/s/ KARL E. BUPP
	Name:	Karl E. Bupp
	Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase for Cash, dated February 12, 2008.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from Information Agent to Brokers.

(a)(1)(E)*	Letter from Brokers to Clients.

(a)(1)(F)*	Form of Summary Advertisement.

(a)(5)*	Press Release dated February 11, 2008.

(a)(5)(B)**	Press Release, dated March 12, 2008, announcing the preliminary results of the Tender Offer.

(a)(5)(C)#	Press Release, dated March 19, 2008, announcing the final results of the Tender Offer.

(b)	Not applicable.

(d)(1)	Amended and Restated 1998 Equity Incentive Plan (filed as Exhibit 10.2 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-22125) and incorporated herein by reference).

(d)(2)	Form of Notices of Grant and Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(3)	Form of Notices of Grant and Stock Appreciation Rights Agreement (filed as Exhibit 10.5 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2005 (File No. 000-22125) and incorporated herein by reference).

(d)(4)	2000 Stock Option Plan (filed as Exhibit 4.4 to Diamond’s Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-47830) filed November 29, 2000 and incorporated herein by reference).

(d)(5)	Partners’ Operating Agreement dated as of April 1, 2007 (filed as Exhibit 10.3 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(6)	Summary of Outside Director Board Compensation (disclosed on page 5 of Diamond’s Definitive Proxy Statement on Schedule 14A filed July 31, 2007 (File No. 000-221125) and incorporated herein by reference).

(d)(7)	Amended and Restated Employee Stock Purchase Plan (filed as Exhibit 4.4 to Diamond’s Registration Statement on Form S-8 (Registration No. 333-64278) filed June 29, 2001 and incorporated herein by reference).

Exhibit Number	Description
(g)	Not applicable.

(h)	Not applicable.

#	Filed herewith.

*	Previously filed with the Tender Offer Statement on February 12, 2008.

**	Previously filed with Amendment No. 1 to the Tender Offer Statement on March 12, 2008.